

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



February 16, 2006



06025592

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/16/2006

Jeannine E. Zahn
Senior Counsel
Wells Fargo & Company
Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Re: Wells Fargo & Company
Incoming letter dated December 23, 2005

Dear Ms Zahn:

This is in response to your letter dated December 23, 2005 concerning the shareholder proposal submitted to Wells Fargo by the SEIU Master Trust and Trillium Asset Management Corporation. We also have received a letter from the SEIU Master Trust dated January 25, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Steve Abrecht
Executive Director
SEIU Master Trust
1313 L Street, NW
Washington, DC 20005

cc: Steve Lippman
Vice President of Social Research
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Jeannine E. Zahn
612/667-8573
612/667-6082

VIA FEDERAL EXPRESS

December 23, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by SEIU Master Trust and Trillium Asset Management Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company ("Wells Fargo") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Wells Fargo 2006 annual meeting of stockholders (collectively, the "2006 Proxy Materials"), in reliance on Rule 14a-8(i)(7), a proposal (the "Proposal") submitted by SEIU Master Trust and Trillium Asset Management Corporation (the "Proponents").

On November 16, 2005, the Company received the Proposal and a related supporting statement (the "Supporting Statement"). In summary, the Proposal requests that the Company prepare a report to stockholders by October 2006 on the effect on Wells Fargo's business strategy of the challenges created by global climate change. The text of the Proposal and the Supporting Statement are attached to this letter as Exhibit A. As used in this letter, the term "Proposal" means collectively, the Proposal and the Supporting Statement.

Wells Fargo hereby notifies the Securities and Exchange Commission (the "Commission") that it intends to omit the Proposal from its 2006 Proxy Materials pursuant to Rule14a-8(j) on the grounds that the Proposal deals with a matter relating to the conduct of Wells Fargo's ordinary business operations. We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Wells Fargo omits the Proposal from the 2006 Proxy Materials in reliance on Rule14a-8(i)(7) for the reasons stated herein.

Wells Fargo expects to file its definitive 2006 Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about March 17, 2006. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is submitting its reasons for omitting the Proposal more than 80 calendar days before filing its definitive 2006 Proxy Materials with the Commission.

The Proposal

The Proposal requests that "the Board of Directors report to shareholders by October 2006 on the effect on [Wells Fargo's] business strategy of the challenges created by global climate change." The Proposal states that "the report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) anticipated changes to our physical environment." The Proposal also provides that the "report should be prepared at reasonable cost and omit proprietary information."

Discussion

As set forth more fully below, Wells Fargo believes that it may properly omit the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the conduct of Wells Fargo's ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. In SEC Release No. 34-40018, the Commission stated that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998). The Commission stated that this policy rests on two central considerations. The first is the subject matter of the proposal. In this regard, the Commission said that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Id.

In Wells Fargo's view, the Proposal fits squarely within the category of proposals that the Commission intended to permit companies to exclude under Rule 14a-8(i)(7). As to the first consideration, the subject matter of the Proposal deals with tasks that are part of management's day-to-day activities. The scope of the assessment requested by the Proposal necessarily involves an evaluation of numerous risks relating to Wells Fargo's business. Evaluation of risks is clearly part of Wells Fargo's ordinary business operations. For example, Wells Fargo's credit evaluation process involves an assessment of financial and non-financial risk factors affecting credit applicants, including the geographic and physical environments in which our customers and prospects conduct their business activities. This assessment process is conducted by Wells Fargo as part of its daily operations, and is incorporated into its credit standards, policies and procedures, loan pricing policies and loan loss reserves. The evaluation of risk also plays a part in the context of the various financial performance metrics that Wells Fargo utilizes in its daily lending activities, including risk adjusted return on capital, which measures returns in relation to the risks taken. In addition, the Proposal's requirement that the report include a discussion of the effects of "rising public and regulatory pressures to limit the emission of greenhouse gases" also deals with ordinary business activities, including Wells Fargo's compliance function and its processes for evaluating reputational risks.

With respect to the second consideration, the degree to which the proposal seeks to "micro-manage" the company, it is important to put the Proposal into perspective as it relates to Wells Fargo's business. Wells Fargo is a diversified financial services company, providing banking, insurance, investment, mortgage, and consumer finance services through stores, the internet and other distribution channels across North America and elsewhere internationally. As of September 30, 2005, Wells Fargo ranked fifth in assets and fourth in market value of its stock among its peers. Due to Wells Fargo's size and decentralized structure, any assessment of the effects of global climate change on Wells Fargo as a whole would be a task of tremendous scope that would require the company to engage in a detailed analysis across numerous business lines. In essence, the Proposal focuses on matters that involve Wells Fargo's fundamental day-to-day business activities and would require Wells Fargo to provide a detailed report that, in effect, summarizes Wells Fargo's ordinary business operations. Thus, Wells Fargo believes that the Proposal is precisely the type of report involving ordinary business activities noted by the Commission in Exchange Act Release No. 34-40018 as falling within the ordinary business exclusion.

The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. Proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . . ." Release No. 34-40018. In Staff Legal Bulletin No. 14C, the staff explained its method for determining whether a proposal addressing environmental or public health questions focuses on significant social policy issues:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To

> the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Staff Legal Bulletin No. 14C (June 28, 2005).

The Proposal is similar to the first category described by the Staff. The Proposal essentially requests an assessment of the risks and liabilities Wells Fargo faces as a result of changes in the environment. Moreover, the Proposal does not in any way focus on Wells Fargo minimizing or eliminating operations that may affect the environment. Therefore, Wells Fargo believes that the Proposal is of the type where the Staff generally concurs with the company's view that there is a basis for exclusion under Rule 14a-8(i)(7).

There is precedent precisely on point that the Proposal falls within the considerations underlying ordinary business exclusion and does not focus on significant social policy issues. In *Wachovia Corporation* (publicly availably January 28, 2005) the staff ruled that Wachovia Corporation could "exclude [a] proposal under rule 14a-8(i)(7) as relating to Wachovia's ordinary business operations (i.e., evaluation of risk)." The *Wachovia* proposal is identical to the Proposal. Indeed, one of the Proponents was the proponent of the *Wachovia* proposal. Wells Fargo and Wachovia operate in the same industry, providing a wide variety of financial services to their customers. Just as in *Wachovia,* Wells Fargo evaluates the effects of global climate change as part of its daily operations and the report requested by the Proposal would necessarily relate to a number of ordinary business activities of Wells Fargo. Accordingly, the analysis relied on by the Staff in the *Wachovia* letter to exclude that proposal applies in all respects to the Proposal and clearly supports the conclusion that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

As noted in *Wachovia*, the Proposal is also similar to a number of other proposals regarding the evaluation of risks of climate change that the Staff has stated relates to ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). For example, in *American International Group, Inc.* (publicly available February 11, 2004), the Staff ruled that a proposal requesting the board to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business related to the company's ordinary business operations. See also *The Chubb Corporation* (publicly available January 25, 2004) (identical proposal regarding the assessment of the company's strategies to address the impacts of climate change). In both *American International Group, Inc.* and *The Chubb Corporation,* the Staff found that an assessment of a company's strategies to address the impact of climate change necessarily requires an evaluation of risk and benefits and is related to ordinary business operations. As noted above, Wells Fargo believes that the Proposal also focuses on an evaluation of risks, and, therefore, is similar to *American International Group, Inc.* and *The Chubb Corporation.*

The Proposal also is very similar to other proposals that have requested a report on the effects of various risks facing a company and that the Staff found involve ordinary business operations. For instance, in *Xcel Energy Inc.* (publicly available April 1, 2003) the Staff found that a proposal urging the board of directors to issue a report disclosing, among other things, the economic risks associated with the company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury omissions related to the company's ordinary business operations because it dealt with the evaluation of risks. See also *The Mead Corporation* (publicly available January 31, 2001) (proposal requesting the board to report on the current status of the issues raised in a financial report as they affect the company, including a description of the company's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change, excludable under Rule 14a-8(i)(7) because it focuses on the company's liability methodology and evaluation of risk). The Proposal, as in the above cases, would involve conducting an appraisal of the risks of global climate change on Wells Fargo's business and prospects. In addition, the Proposal would require a detailed report containing, among other things, specified information assessing the effects of changes in the physical environment and public and regulatory pressures relating to the emission of greenhouse gases. In requesting such detailed information in the report, the Proposal also is similar to other proposals that the Staff found excludable as relating to ordinary business operations. See *Ford Motor Company* (publicly available March 2, 2004) (proposal recommending the board to publish a report entitled "Scientific Report on Global Warming/Cooling" that includes detailed information on various technical matters excludable under Rule 14a-8(i)(7) because it relates to "the specific method of preparation and the specific information to be included in a highly detailed report").

In sum, Wells Fargo believes that the Proposal focuses on Wells Fargo's fundamental day-to-day business operations and involves a matter which requires a significant amount of information regarding the daily operations of Wells Fargo and its numerous lines of business. Moreover, the Proposal probes "deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment." See Exchange Act Release No. 34-40018 (May 21, 1998). Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues and as set forth in Staff Legal Bulletin No. 14C, Wells Fargo believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo omits the Proposal from the 2006 Proxy Materials in reliance on Rule 14a-8(i)(7).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Proponents of its intention to omit the Proposal from the 2006 Proxy Materials. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-8573 or by fax at 612/667-6082.

Very truly yours,



Jeannine E. Zahn
Senior Counsel

cc: Steve Abrecht, SEIU Master Trust
Steve Lippman, Trillium Asset Management

Shareholder Proposal

RESOLVED that shareholders of Wells Fargo and Co. request that the Board of Directors report to shareholders by October 2006 on the effect on our company's business strategy of the challenges created by global climate change. The report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) anticipated changes to our physical environment. This report should be prepared at reasonable cost and omit proprietary information.

SUPPORTING STATEMENT

Global climate change threatens to affect companies across a wide variety of industries. Numerous reports from respected scientific bodies, such as the Intergovernmental Panel on Climate Change and the National Academy of Sciences, confirm that climate change is real and will cause a variety of profound alterations to the earth's natural systems if not arrested.

Regulatory responses to climate change have been adopted, and many more are likely. The Kyoto Protocol now requires signatory nations to reduce greenhouse gas emissions on average 5.2% below 1990 levels. U.S. states, including California, have proposed emissions-reduction initiatives.

Changes to our physical environment from climate change may pose serious consequences to real estate investments, the tourism industry, and commercial and individual insurance premiums. A water shortage would have broad impacts on manufacturing, agriculture, forestry, and other sectors. And an increase in dramatic weather patterns could lead to energy volatility and disease pandemic concerns.

According to the company's website (10/14/05), Wells Fargo and its subsidiaries provide a variety of commercial and retail banking, lending, asset management, mortgage, insurance, and other financial services in all U.S. states and several countries. Our company is also considered the largest crop insurance provider in the U.S., the world's fifth-largest insurance brokerage, and provides large-scale commercial real estate, construction, and project financing.

Because of the complexity of Wells Fargo's assets and businesses, it is difficult for shareholders to determine the extent that climate change policies and physical impacts will have on the company's long-term business strategy. We believe that a Board-level assessment of these effects would assist shareholders in evaluating our company stock as a long-term investment.

Wells Fargo currently provides no substantial guidance to its investors on the potential impacts of this important issue, either in its annual report, on its website, nor other financial filings. Yet key competitors, including JPMorgan Chase, Bank of America, and Citigroup, have addressed this public concern through written policies, sustainable development project guidance, forestry protection initiatives, emissions reduction analysis, improved disclosure to investors, and executive or Board oversight for climate change policy implementation--clear signs that the banking industry is taking climate change seriously as a public policy issue.

With Wells Fargo's inadequate reporting to shareholders on this increasingly critical issue to our subsidiaries, investors have no way of knowing what our company is doing to address this escalating global concern and the business impacts that will emerge from it.

Therefore, we urge shareholders to vote FOR this proposal.


SEIU
Stronger Together

January 25, 2006

RECEIVED
2006 JAN 25 PM 4:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Wells Fargo & Company to omit stockholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust"), together with co-filer Trillium Asset Management Corporation, submitted a stockholder proposal (the "Proposal") to Wells Fargo & Company ("Wells Fargo" or the "Company"). The Proposal asks Wells Fargo's Board of Directors to report to stockholders by October 2006 on the effect on Wells Fargo's business strategy of the challenges created by global climate change. The Proposal recommends that the report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) anticipated changes in the physical environment.

By letter dated December 23, 2005, Wells Fargo stated that intends to omit the Proposal from the proxy materials to be sent to stockholders in connection with the 2006 annual meeting of stockholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Wells Fargo contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, because it asks for a risk assessment and would micromanage Wells Fargo's day-to-day operations. As discussed more fully below, Wells Fargo's arguments fail because the Proposal does not ask for a risk assessment or cost/benefit analysis and is not so detailed or rigid that it would micromanage Wells Fargo's business.

Risk Assessment and the Significant Social Policy Issue

The Proposal asks Wells Fargo's Board of Directors to report to stockholders on the "effect on [the Company's] business strategy of the challenges created by global climate change," including the effects of rising public and regulatory pressures to limit the emission of greenhouse gases and anticipated changes in the physical environment. Wells Fargo concedes, as it must, that the Staff has determined that global climate change is a "significant social policy issue" as that term is used in the Commission's Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). As a general matter, then, proposals dealing with climate change are not excludable under Rule 14a-8(i)(7), which allows a registrant to omit proposals that relate to its ordinary business operations. E.g., Unocal Corporation (Feb. 23, 2004) (declining to allow exclusion of proposal asking Unocal to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions"); Reliant Resources Inc. (Mar. 5, 2004) (same).

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

2908.440hvl.9.05



Wells Fargo urges, however, that the Proposal does not focus on "minimizing or eliminating operations that may affect the environment," and thus falls outside the significant policy issue ambit. It is true that the Proposal does not urge Wells Fargo to cease some specific harmful activity. The Proposal is drafted the way it is because Wells Fargo stockholders do not even have the basic information about the Company's practices that would be necessary to formulate a more proscriptive proposal. The Proposal is substantially similar to the Unocal and Reliant proposals, cited above, which the Staff determined were not excludable although they did not ask the companies to stop engaging in a particular activity. Further, the Proposal could elicit information about whether Wells Fargo is considering changing its business strategy in ways that might minimize or eliminate operations that may affect the environment. In that respect, then, it falls within the class of proposals the Staff has stated is not excludable under the ordinary business exclusion.

Wells Fargo also argues that the Proposal is excludable on ordinary business grounds, despite its focus on climate change, because it asks for an assessment of risks and liabilities. The Staff has taken the position that proposals seeking a risk evaluation or cost/benefit analysis, as well as those that ask the company to report on or evaluate liabilities, relate to ordinary business operations, even if the underlying subject matter is otherwise a significant social policy issue.

These determinations appear to fall into two categories. The first involves proposals that on their face ask the company to evaluate risks or liabilities. The Xcel, Mead and Wachovia[1] proposals cited by Wells Fargo all fall into this category, and thus do not control on the question of whether the Proposal can be omitted.

The second category involves insurers. Wells Fargo relies on two Staff determinations in American International Group (Feb. 11, 2004) and The Chubb Corporation (Jan. 25, 2004); in both, registrants were permitted to omit proposals seeking disclosure regarding the effect of climate change on strategy. Chubb and AIG argued that the nature of the insurance business—the pricing and underwriting of risk—meant that the proposal would elicit a risk assessment. Chubb explained that producing the report requested by the proposal would require the company to discuss actuarial methods and assumptions as well as the pricing of its insurance products. The Staff has found that similar proposals are not excludable, however, when submitted to non-insurers. See, e.g., Exxon Mobil Corporation (Mar. 23, 2005) (declining to allow omission of proposal asking Exxon Mobil to report on how it plans to meet greenhouse gas emission reduction targets in markets where it operates that have adopted the Kyoto Protocol).

Micromanagement

Wells Fargo claims that the Proposal would require such extensive and detailed reporting that it would micromanage the Company's operations. The 1998 Release stated that a proposal could be construed as micromanaging if it sought to require a company to change a policy and to control the precise way a company did so. Here, the Proposal does not request any change at all in Wells Fargo's policies, but rather asks for a report within a reasonable time period.

Further, the 1998 Release made clear that a proposal, even one seeking policy changes, can deal with an issue in some detail without being omitted. It stated: "Some commenters [on the proposing release] thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to 'ordinary business.' We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." (Footnotes omitted)

---

[1] Contrary to Wells Fargo's assertion, the Proposal is not "identical" to the proposal submitted by the Trust last year at Wachovia. That proposal, which the Staff determined was excludable on ordinary business grounds, specifically asked Wachovia to report on the "risks" created by global climate change.

The Proposal seeks information regarding the strategic impact of climate change on Wells Fargo's business, and suggests two areas—regulatory and physical changes—where the effects of climate change might be felt. This minimal level of detail would surely be considered reasonable within the meaning of the 1998 Release.

By contrast, proposals the Staff has allowed registrants to exclude have involved substantial amounts of technical detail. For example, in Ford Motor Company, (available Mar. 2, 2004), cited by Wells Fargo, the proposal sought "detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling" as they related to global climate change. The Staff allowed Ford to omit the proposal in reliance on ordinary business grounds, explaining that the proposal dealt with "the specific method of preparation and the specific information to be included in a highly detailed report." No such concerns are present here.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. The Trust appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Steve Abrecht
Executive Director of Benefit Funds

cc: Jeannine E. Kahn
Senior Counsel, Wells Fargo & Company
Fax # 612-667-6082

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 23, 2005

The proposal requests that the board prepare a report on the effect on Wells Fargo's business strategy of the challenges created by global climate change.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Gregory Belliston
Attorney-Adviser